UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

2024 Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel: +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Director, Member of Audit Committee and Audit Committee Financial Expert

On January 10, 2025, the Board of Directors (the “Board”) of Procaps Group, S.A. a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company” or “Procaps”), appointed Mr. Jorddy Antonio Pérez Galindo as a Director of the Board, to fill the vacancy on the Board created by Mr. David Yanovich’s resignation from the Board effective as of December 17th, 2024, for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of the mandate of Mr. Yanovich). The Board also appointed Mr. Pérez Galindo as Chairman of the Audit Committee of the Board, succeeding Mr. Jose Frugone Domke as Chairman of the Audit Committee and Mr. Alberto Eguiguren as a member of the Audit Committee. As of January 10, 2025, the members of the Audit Committee are Mr. Pérez Galindo (Chairman), Mr. Frugone Domke and Mr. Ernesto Carrizosa.

The Board determined that Mr. Pérez Galindo (i) meets the definition of an “independent director” for purposes of serving on the Board under applicable Nasdaq Stock Market (“Nasdaq”) rules, (ii) meets the heightened independence requirements under the applicable rules of the Securities and Exchange Commission for purposes of serving on the Audit Committee and (iii) qualifies as the Company’s “audit committee financial expert” as defined under Item 407(d)(5) of Regulation S-K.

Mr. Pérez Galindo currently serves as an independent consultant to various companies, primarily in the healthcare industry. From September 2023 until October 2024, Mr. Pérez Galindo served as an independent consultant for TNS SPA, a professional services company that primarily serves the health sector. Previously, Mr. Pérez Galindo was the Corporate Controller of Drake Enterprises AG Group/DFSI/Papa John’s, an investment and retail group with a presence in Europe and Latin America, a position he held from November 2018 to July 2023. From 2019 to July 2023, Mr. Pérez Galindo served as a member of the Audit Committee for Drake Foods Service SA. Mr. Pérez Galindo has over 30 years of experience working in various finance and accounting positions. Mr. Pérez Galindo holds a degree in Accounting and Finance from Arturo Prat University.

Other than as described in this Report on Form 6-K, there are no arrangements or understandings between Mr. Pérez Galindo and any other person pursuant to which Mr. Pérez Galindo was appointed as a Director of the Board or Audit Committee. Since the beginning of the Company’s last fiscal year, the Company has not engaged in any transaction, or any currently proposed transaction, in which Mr. Pérez Galindo had or will have a direct or indirect material interest in which the amount involved exceeded or would exceed $120,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: January 16, 2025

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